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                             October 30, 2023

       Sean Dollinger
       Chief Executive Officer
       LQR House Inc.
       6800 Indian Creek Dr. Suite 1E
       Miami Beach, FL 33141

                                                        Re: LQR House Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
26, 2023
                                                            CIK No. 0001843165

       Dear Sean Dollinger:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing